UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D/A

                      Under the Securities Exchange Act of 1934
                                   (Amendment No. 6)*

                                 ASA (BERMUDA) LIMITED
                                   (Name of Issuer)

                                     Common Stock
                            (Title of Class of Securities)

                                      G3156P103
                                    (CUSIP Number)

                                    Jon L. Mosle
                                HBK Investments L.P.
                            300 Crescent Court, Suite 700
                                  Dallas, TX 75201
                                   (214) 758-6107
              (Name, Address, and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                 February 17, 2006
               (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3156P103

1.  Name of Reporting Person.

    HBK Investments L.P.

2.  Check the Appropriate Box if a Member of a Group

    (a) /  /
    (b) /  /

3.  SEC Use Only

4.  Source of Funds

    WC (1)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

    /  /

6.  Citizenship or Place of Organization: Delaware

              7.  Sole Voting Power: 513,600 (1)(2)
Number of
Shares
Beneficially  8.  Shared Voting Power: 0
Owned By
Each
Reporting     9.  Sole Dispositive Power: 513,600 (1)(2)
Person
With:
              10. Shared Dispositive Power:  0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     513,600 (1)(2)

12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   / /

13.  Percent of Class Represented by Amount in Row (9): 5.4%

14.  Type of Reporting Person: PN

--------------
(1) HBK Investments L.P. ("HBK") has sole voting and dispositive power over the securities identified above (the "Securities") pursuant to Investment Management Agreements with HBK Fund L.P. and HBK
     Offshore Fund Ltd. (the "Funds"). Accordingly, the Funds have no beneficial ownership of such Securities. The source of funds used or to be used in making purchases is working capital of the Funds.

(2) HBK's power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

Item 1.  Security and Issuer:

This statement on Schedule 13D relates to shares of common stock of ASA (Bermuda) Limited, a Bermuda corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11 Summer Street, 4th Floor, Buffalo, New York 14209.


Item 2.  Identity and Background:

This statement on Schedule 13D is filed by HBK Investments L.P., a Delaware limited partnership ("HBK"). HBK is an investment management firm that provides investment management services to private investment funds. Its principal office is located at 300 Crescent Court, Suite 700, Dallas, TX 75201. Information is also included herein with respect to the following persons: HBK Partners II L.P., a Delaware limited partnership ("Partners II"); HBK Management L.L.C., a Delaware limited liability company ("Management"); and Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar, members of Management, who may control Management ("Managers"). HBK and the other entities and individuals identified in this paragraph are sometimes referred to collectively as the "Item 2 Persons."

Each of the Managers is a United States citizen. The principal occupation of each Manager is serving as a Managing Director of HBK. The business address of each Manager is 300 Crescent Court, Suite 700, Dallas, TX 75201, except for Mr. Hirsh, whose business address is 350 Park Avenue, 20th Floor, New York, NY 10022.

During the last five years, none of the Item 2 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration:

The aggregate purchase price for the Securities was approximately
$22.0 million. The source of funds for the purchase transactions was the Funds' working capital. The Securities are held in prime brokerage accounts of the Funds, which may from time to time have debit balances. Because other securities are also held in such accounts, it is not possible to determine the amounts, if any, of financing used at any time with respect to the Securities.

Item 4.  Purpose of Transaction.

The Securities were acquired by HBK, for the account of the Funds, in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of the Issuer.

In July, 2005, HBK declared that it expected to continue to focus efforts on reducing the discount between the Issuer's net asset value and the trading price of the Issuer's common stock. In September, 2005, to encourage the Issuer to address the discount with a goal of reducing it to zero, HBK submitted a stockholder proposal to the Issuer calling for the board to take immediate action to eliminate the discount. The Issuer formally opposed HBK's proposal in its Proxy Statement filed on January 12, 2006. For the reasons described below, HBK strongly disagrees with the Issuer's opposing arguments:

1. HBK called for the board to take action to realize Net Asset Value. The Issuer never responds to this; perhaps its management or board disagrees that Net Asset Value is desirable for investors. Instead, the Issuer selects two possible techniques for achieving Net Asset Value, and attacks those. The Issuer never discusses the specific suggestions made by HBK (mentioned in its Schedule 13D filings made on July 15 and September 28 of 2005, and in meetings and phone calls with management) of tendering for shares at net asset value.

2. The Issuer accuses HBK of "self-interest". Better to call it "shareholder interest," as we believe all shareholders would benefit from a decrease in the discount. Management and the board of the Issuer might feel this issue more keenly if they owned shares themselves - according to public filings, the Issuer's board of directors and management combined own fewer than 11,000 shares, and three directors own no shares at all.

3. Management of the Issuer denies ever having represented that the change in the Issuer's mandate would cure the stock's discount. However, in multiple conversations, in person and on the phone, including 19 minutes and again 21 minutes into a conversation with HBK on June 10, 2005, Issuer's management stated that its desired changes to the fund's mandate "could close the discount" and "would help close the discount".

4. The Issuer suggests that HBK is a short-term holder of ASA stock. However, HBK has beneficially owned shares since 2000, has held beneficial ownership in a significant position for over two years, and is now, according to public filings, the Issuer's largest shareholder.

5. The Issuer dismisses HBK's discussion of benchmarks which the Issuer has underperformed by claiming, in part, that comparing ASA to the iShare
 South Africa Index Fund is unfair because that fund's "shares trade in the market at approximately net asset value." This is like complaining that you lost the New York Marathon because the other runners trained hard while you lay on the sofa. It is within the power of the Issuer's board to adopt policies that would, assuming shareholder approval, bring the fund to net asset value, or possibly even to a premium. They have decided not to do so.

The Issuer has never announced an official benchmark, but in their proxy statement filed on January 12, 2006, the Issuer compares itself to the "FTSE/JSE Gold Sector Price Index." HBK is pleased that the Issuer has picked a benchmark against which it would like to be judged, unfortunately, a price series for a "FTSE/JSE Gold Sector Price Index" does not appear to be publicly available - even to professional investors. HBK was unable to locate this index, even after direct inquiries with FTSE.

The most similar-sounding index for which FTSE publishes prices is the "FTSE/JSE Africa Gold Mining Index," and ASA has underperformed this index, just as it underperformed the other indices listed in the discussion HBK provided in its shareholder proposal. Over a five year time frame, the Issuer has underperformed this index in U.S. Dollars by over 52%. Over the last year, the Issuer has underperformed this index by over 30%, with over 8% of that underperformance in the last month alone.


                               5 year          1 year        1 month

                              2/9/2001 -      2/9/2005 -    1/9/2006 -
                              2/9/2006        2/9/2006      2/9/2006

FTSE/JSE Africa                377.85%         105.64%        15.83%
Gold Mines Index

ASA Common Stock               325.79%          74.91%         7.31%

Underperformance by             52.06%          30.73%         8.52%
   ASA Common Stock


6.	Tax implications of taking action. Management analyzes liquidation from the point of view of a shareholder taxed under IRC Section 1291 - Interest on Tax Deferral. In doing so, management has chosen to fight a "straw dummy," inventing an opponent they can beat rather than confronting our actual proposal. Management has not analyzed the tax implications of other tax regimes such as QEF or mark-to-market, which we believe to be the real impact to their shareholder base. HBK has spoken with a number of the Issuer's shareholders, none of which are taxed under the Section 1291 Interest on Tax Deferral regime. In discussions with HBK, Issuer's management has admitted that they have no idea how many, if any, of its shareholders are subject to tax under the Section 1291 Interest on Tax Deferral regime. Consider, as an alternative, the implication of a tender offer for shares on investors who elect "mark-to-market" treatment under IRC Sections 475 or 1296, as have most of the Issuer's shareholders with whom HBK has spoken. In a tender offer, a mark-to-market shareholder would be taxed to the extent that the tender offer increases the fair market value of its shares over the adjusted basis of the shares, which is not punitive or unusual.

None of the Issuer's foreign shareholders with whom HBK has spoken have indicated that they expect to be negatively impacted by taxes triggered by a tender offer.

Although the impact to the Issuer's shareholders will vary, it is HBK's belief that those shareholders with whom we have spoken would benefit from a tender offer, or from other techniques that ASA might employ to reduce the fund's discount to Net Asset Value.

The Issuer's use of taxation as a scare tactic is surprising, given that it is currently engaged in a program of diversification that involves selling its existing holdings and buying non-gold stocks in countries other than South Africa. HBK expects that these diversification-driven sales will likely trigger negative taxation issues for some of the Issuer's shareholders.

HBK remains concerned by the poor performance of the Issuer and by the discount between the Issuer's net asset value and the trading price of the Issuer's common stock, which as of February 10, 2005 was 13.5%. While HBK believes that extending a series of in-kind tender offers for the Issuer's shares at net asset value would be an effective method of reducing the discount, and produce the best returns for the largest number of shareholders, the stockholder proposal submitted by HBK does not require the Issuer to take this specific action. Under the stockholder proposal, the Issuer could extend such tender offers, open-end the fund, liquidate it, or take other action, so long as the Issuer's action is effective in eliminating the discount.

HBK reviews its holdings, including its holdings in the Issuer, on an ongoing basis with the objective of identifying and pursuing investment opportunities with attractive risk and return characteristics for the Funds. Depending on such review, HBK may make additional purchases or sales of the Issuer's Common Stock (or derivatives thereof). Any additional transactions will depend on various factors, including, without limitation, the outcome of the Issuer's next Annual Meeting of Shareholders, the price of the Issuer's Common Stock (and derivatives thereof), stock market conditions, and business prospects of the Issuer. HBK has engaged from time to time in discussions with the Issuer and other shareholders of the Issuer concerning the Issuer and its business and may have additional discussions with such parties in the future.

Except as otherwise described herein, none of the Item 2 Persons has any current plans or proposals that relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

    (a) - (b)

The Securities referenced in this statement consist of 513,600 shares of common stock of the Issuer beneficially owned by HBK, representing approximately 5.4% of the 9,600,000 shares of common stock of the Issuer outstanding as of January 12, 2006, as reported by the Issuer in the Issuer's Proxy Statement filed with the Securities and Exchange Commission on January 12, 2006.

Pursuant to an Investment Management Agreement with the Funds, and acting through its general partner, Partners II, HBK has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, HBK may be deemed to be the beneficial owner of the Securities. Acting through its general partner, Management, and in its capacity as the general partner of HBK, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Partners II may be deemed to be the beneficial owner of the Securities. In its capacity as the general partner of Partners II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Management may be deemed to be the beneficial owner of the Securities. In their capacity as controlling persons of Management, the Managers have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, each of the Managers may be deemed to be the beneficial owner of the Securities. The
Item 2 Persons expressly declare that the filing of this statement on
Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Securities.

    (c)

Except as described below, there have been no acquisitions or dispositions of the Issuer's common stock made by HBK, for the account of the Funds, during the past 60 days.

On behalf of HBK Fund L.P.:

Transaction       Number of      Price per    Transaction
Date              Shares         Share        Type
2/17/2006          3,200         $60.95       Buy
2/16/2006          1,000         $57.90       Buy
2/15/2006          9,900         $59.15       Buy
2/14/2006          4,000         $61.25       Sell
2/13/2006            200         $61.75       Sell
2/10/2006          7,800         $62.71       Buy
2/9/2006           4,200         $66.38       Sell
2/7/2006          20,000         $65.15       Buy
2/3/2006           1,297         $67.76       Sell
2/2/2006           2,600         $69.54       Sell
1/27/2006          2,000         $64.78       Buy
1/24/2006          1,900         $61.62       Buy
1/19/2006            900         $63.34       Sell
1/18/2006          4,100         $61.43       Buy
1/17/2006          7,000         $62.81       Sell
1/13/2006         10,000         $62.25       Sell
1/12/2006          4,000         $59.94       Sell
1/9/2006           3,100         $60.67       Sell
1/9/2006           1,600         $60.57       Sell
1/4/2006             100         $58.79       Buy
12/29/2005         1,200         $54.99       Buy

All of the above transactions were conducted through open market transactions.


    (d)

The limited partners or shareholders of the Funds that own the Funds, for which HBK acts as investment manager, have the right to participate indirectly in the receipt of dividends from, or proceeds from the sale of, the Securities in accordance with their respective ownership interests in their respective Funds.

    (e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Securities are held in prime brokerage accounts of the Funds and have been pledged as collateral to secure debit balances in such accounts which may exist from time to time.

Except as described above, to the best knowledge of HBK, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Item 2 Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares (including as a result of any pledge), finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DATED:  February 17, 2006

                                            HBK INVESTMENTS L.P.


                                            By:  /s/ Jon L. Mosle
                                                 Jon L. Mosle
                                                 Authorized Signatory (1)

(1) An Authorization Certificate authorizing Jon L. Mosle to act on behalf of HBK Investments L.P. was previously filed.